

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2020

Ronald Jordan
Chief Financial Officer
FedNat Holding Company
14050 N.W. 14th Street
Suite 180
Sunrise, FL 33323

      Re: FedNat Holding Co
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 6, 2020
           File No. 000-25001

Dear Mr. Jordan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance